

November 17, 2010

By U.S. Mail and Facsimile to: (717) 295-5312

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

> **Re:** **Fulton Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-10587**

Dear Mr. Nugent:

We have reviewed your July 26, 2010 response to our comments and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits and Financial Statement Schedules, page 102

1.	We note your response to comment 4 in our letter dated June 28, 2010 and we are unable to agree with your analysis. Item 601(b)(10)(iii)(A) of Regulation S-K provides that if a plan is not set forth in any formal document, a written description of the plan shall be filed. Please file a written description of the Variable Compensation Plan as an exhibit to your next periodic report.

Closing Comments

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor